Exhibit 7.1

Sun Media Corporation

Statement Regarding Calculation of Ratio of Earnings to Fixed Charges as Disclosed in Sun

Media Corporation’s Annual Report on Form 20-F for the Year Ended December 31, 2009

For the purpose of calculating the ratios of earnings to fixed charges disclosed in Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2009, (i) earnings consist of income from continuing operations before income taxes and non-controlling interest and fixed charges, and (ii) fixed charges consist of interest expensed and capitalized on long-term debt excluding convertible obligations issued to related companies, plus amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.